Exhibit 2.1
Share Transfer and Capital Increase Agreement
Related to
Shanghai Rongheng Pharmaceutical Co. Ltd.
Among
Shanghai CAS Shenglongda Biotech (Group) Co., Ltd
Shanghai Rongheng International Trade Co., Ltd. of
Orient International (Holding) Co.
Yiliang Lou
And
Beijing Med-Pharm Corporation
Date: Mar 15 , 2007

Share Transfer and Capital Increase Agreement
This Share Transfer and Capital Increase Agreement (this “Agreement”) is made in Shanghai on Mar 15, 2007 by and among:
(1)	Shanghai CAS Shenglongda Biotech (Group) Co., Ltd (“Shenglongda”), a company duly incorporated and legally existing under the law of the People’s Repubilc of China (the “PRC”), with its legal address at Room 208, No. 6649, Chuanbei Road, Pudong New District, legal representative being Gao Xiang;

(2)	Shanghai Rongheng International Trade Co., Ltd. of Orient International (Holding) Co. (“RHIT”), a company duly incorporated and legally existing under the law of the PRC, with its legal address at 2-3 floors, Xiao Cheng Lu No. 58, Pudong New District, legal representative being Zhou Jun;

(3)	Yiliang Lou, with the number of his identity card being [ ]; and

(4)	Beijing Med-Pharm Corporation (“BMP”), a corporation incorporated under the law of the State of Delaware, the United States, with its domicile at 600 W. Germantown Pike, Suite 400 Plymouth Meeting, PA, legal representative being Xiaoying Gao (Title: Chief Executive Officer and President; Nationality: USA).
Shenglongda, RHIT, Yiliang Lou and BMP hereinafter collectively referred to as the “Parties”.
Recitals
(1)	Whereas, Shanghai Rongheng Pharmaceutical Co. Ltd. (the “Company”) is a limited liability company duly incorporated under the law of the PRC, with its registered capital being RMB 10 million, among which Shenglongda holds 60% of its equity interests, RHIT holds 30%, and Yiliang Lou holds 10%. For the purpose of this Agreement, Shenglongda, RHIT and Yiliang Lou shall be collectively referred to as the “Existing Shareholders”;
(2)	Whereas, the Existing Shareholders unanimously agree that BMP may obtain 63.33% of the equity interests of the Company by acquiring 45% of the equity interest held by Shenglongda therein and further subscribing the RMB5 million increased capital of the Company; and BMP wishes to acquire 63.33% of the equity interests of the Company through the above approaches;
(3)	Whereas, with respect to the share transfer and capital increase set out in above

(2), Shenglongda has carried out state-owned assets appraisal and has obtained approval from China Academy of Science, the state-owned assets administration authority. Shenglongda has posted the share transfer at Shanghai Lianhe Equity Exchange and BMP has become the transferee of such shares. Shanghai Lianhe Equity Exchange has issued Shenglongda Closing Notice on Equity Transfer;
(4)	Whereas, with respect to the capital increase through the approaches set out in above (2), RHIT has carried out state-owned assets appraisal and has obtained approval from Orient International (Holding) Co, the state-owned assets administration authority;
(5)	Whereas, the Company has reported to the employees’ representative meeting in respect of the restructuring of the Company with the participation of foreign investment through means set out in above (2).
Therefore, the Existing Shareholders and BMP reach the following agreement:
Article 1 Share Transfer and Capital Increase
1.1	The Existing Shareholders and BMP agree to transfer the equity interest and increase the capital of the Company as follows:
(1)	Shenglongda agrees to transfer to BMP 45% of the equity interest of the Company it holds.

RHIT and Yiliang Lou hereby waiver their respective pre-emption right to the above transferred equity interest.

(2)	While Shenglongda transfers its equity interest as per above (1), the Existing Shareholders agree that the registered capital of the Company shall be increased to RMB 15 million from RMB 10 million. The amount of the increased capital is RMB 5 million (the “Amount of Increased Capital”). BMP agrees to subscribe the Amount of Increased Capital. The Existing Shareholders waive their respective pre-emption right to the Amount of Increase Capital.

(3)	Upon the completion of the above share transfer and capital increase, the share structure of the Company shall be as follows:

BMP	63.33%
Shenglongda	10%
RHIT	20%

Yiliang Lou	6.67%
1.2	Within five (5) working days after the date hereof, the parties shall cause the Company to submit this Agreement together with other necessary application documents to the Ministry of Commerce or its authorized authority (the “Examination and Approval Authority”).
1.3	The Parties shall take their best endeavour to obtain the approval from the Examination and Approval Authority, to assist the Company in going through the amendment registration formalities with Shanghai Administration for Industry and Commerce (the “Registration Authority”) and to obtain other government approval, verification or registration which are required for the purpose of implementing the share transfer and capital increase hereunder.
Article 2 Payment of the Transfer Price and the Amount of Increased Capital
2.1	The Parties agree that when part or all of the following conditions have been fully satisfied (depending on the situations provided under Articles 2.2 and 2.3), BMP shall perform its payment obligation set out in Articles 2.2 and 2.3 hereunder:
(1)	With respect to the share transfer and capital increase provided herein, Shenglongda has obtained approval from the state-owned assets administration authority and has posted the share transfer at Shanghai Lianhe Equity Exchange and BMP has become the transferee of the transferred shares. The Closing Notice on Equity Transfer is attached hereto as Schedule 1;

(2)	With respect to the capital increase provided herein, RHIT has obtained approval from the state-owned assets administration authority;

(3)	The share transfer and capital increase contemplated under this Agreement, the Joint Venture Agreement entered into by and among BMP and the Existing Shareholders, and the revised and restated Articles of Association of the Company have been approved by the Examination and Approval Authority and the Company has been issued with the relevant approval reply and the Approval Certificate of Foreign Investment Enterprise;

(4)	The share transfer and capital increase contemplated under this Agreement,

the Joint Venture Agreement entered into by and among BMP and the Existing Shareholders, and the revised Articles of Association of the Company have been effected with Shanghai Administration for Industry and Commerce (the “Registration Authority”). The Company has received the revised Business License;

(5)	The Company has completed the foreign exchange registration and has opened foreign exchange capital account; and

(6)	There shall have been no material adverse change (including any undisclosed indebtedness) in the financial condition, operations or business prospects of the Company from the base date set out in the appraisal report submitted by Shenglongda and RHIT for the share transfer and capital increase hereunder till the expiration of the Transition Period defined in Article 4.1, with the exception of any such change resulting from an action or inaction taken by the Company with the approval of the Supervision Committee defined in Article 4.1. For the purpose of this Agreement, material adverse change means the reduced amount of the net assets of the Company exceeds 15% (inclusive) of the net assets determined in the above-mentioned appraisal report.
2.2	Subject to the satisfaction of each and every conditions set out in Article 2.1 (with the exception of Article 2.1(4)), BMP shall input the Amount of Increased Capital into the Company in RMB in a lump sum when the Company applies for the revised Business License;
2.3	The Parties agree that, with respect to the share transfer set out in Article 1.1(1), subject to the satisfaction of each and every conditions set out in Article 2.1, BMP shall pay Shenglongda RMB 6 million or other amount adjusted as per the sub-section of this Article 2.3 as the share transfer price (the “Transfer Price”) the Company obtains the revised Business License, including an amount equal to the Warranty Deposit as provided under Article 2.4.
If the condition set out in Article 2.1(6) is not satisfied on the day when the Company obtains the revised Business License, BMP shall have the option to choose to:
(1)	terminate this Agreement; or

(2)	continue to perform this Agreement. However, the Transfer Price shall be reduced by an amount equivalent to the portion of the reduced amount to the net assets of the Company calculated by the percentage of the acquired equity interests. Where the adjusted amount caused by such adverse change, which shall be determined by the appraisal result issued by mutually recognized appraiser, has not been determined prior to the time when BMP is obliged to make the payment, the Parties agree that the payment term shall be extended accordingly.
2.4	After BMP becomes the transferee during the course of the posting process and within 5 working days after the execution of this Agreement, BMP shall apply to Shanghai Lianhe Equity Exchange for opening of an warranty account for an amount equivalent to RMB 1.2 million (“Warranty Deposit”) and BMP and Shenglongda shall sign necessary document with Shanghai Lianhe Equity Exchange for effecting such account.

Upon the satisfaction of each and every condition set out in Article 2.1 and subject to the verification of relevant administration of foreign exchange, the Warranty Deposit will be paid to Shenglongda as part of the Transfer Price in accordance with Article 2.3.

If any condition set out in Article 2.1 is not satisfied prior to the expiration of the warranty account, Shenglongda shall assist BMP to go through the procedures as to the remittance of the Warranty Deposit abroad unless the Parties have agreed to continue to perform this Agreement. Where the Parties agree to continue to perform this Agreement, BMP shall apply to relevant administration of foreign exchange for the renewal of the warranty account.

2.5	BMP shall make payment to Shenglongda in accordance with Article 2.3 in equivalent US dollars amount calculated at the average rate between US dollars and RMB promulgated by the People’s Bank of China on the date of payment. Shenglongda shall notify BMP in writing of its bank account to receive such payment and the payment itinerary in advance and shall take all necessary actions to assist BMP in going through relevant foreign exchange registration.

2.6	The Existing Shareholders agree and acknowledge that BMP shall have no payment obligations towards the Existing Shareholders for its acquisition of the 63.33% equity interests of the Company except for those expressly provided herein.
Article 3 Settlement of Indebtedness of the Company
3.1	BMP, Shenglongda and RHIT agree that after the completion of the share transfer and capital increase provided herein, it will assist the Company to solve the funding required for the future development of the Company as per its equity percentage.
3.2	With respect to the following indebtedness of the Company, based on the principal of “first lending, first repaid”, the Parties hereby agree to the arrangement as follows:
(1)	As of the date hereof, Shenglongda has advanced RMB 2.65 million to the Company. The Company shall repay such facility no later than three years after the completion of the share transfer and capital increase provided herein.

(2)	As of the date hereof, a subsidiary of RHIT, has advanced RMB 9.4 million to the Company. Such facility shall be repaid by the Company in priority gradually in accordance with the following arrangement based on its actual business situation:
(a)	Within sixty (60) days after the completion of the share transfer and the capital increase provided herein, BMP shall provide shareholder’s loan to the Company in order that the Company can repay RMB 3 million to said subsidiary of RHIT;

(b)	Within two (2) years after the completion of the share transfer and the capital increase provided herein, BMP shall provide shareholder’s loan to the Company in order that the Company shall repay the remaining amount by installments. However, the Company may, in light of its business operation, retain an amount not more than 20% of the total amount which shall be repaid, and the retained amount shall be repaid no later than the subsequent one year.
Article 4 Arrangements during Transition Period
4.1	The Parties shall take all necessary measures to ensure the proper operation and smooth transition of the Company between the date hereof and the date when the Company obtains the revised Business License (“Transition Period”). The Parties agree to appoint respective delegates to establish a supervision committee. Such committee shall be composed of five (5) members, with Shenglongda appointing one (1), BMP appointing three (3), RHIT appointing one (1). The chairman of the supervision committee shall be from the delegates appointed by BMP. Any major decision shall not be concluded unless approved unanimously by all the members of the supervision committee. No major business decision of the Company shall be made without prior consent of such supervision committee during the Transition Period.
4.2	During the Transition Period, none of the Existing Shareholders shall enter into agreement or document related to the equity interest it holds with any third party, including but not limited to the transfer of such equity interest in whatever means, pledge or any kinds of disposal of such equity interest.
4.3	The Existing Shareholders agree that the Company will not make dividend distribution, in whatever manner, during the Transition Period. BMP shall be entitled to delegate its financial personnel to supervise the financial operation of the Company.
Article 5 Representations, Warranties and Undertakings
5.1	Each of the Existing Shareholders and BMP represents and warrants to the other Party that on the date hereof:
(1)	It has full power and authorization to execute and perform this Agreement and its Schedules;

(2)	This Agreement shall be legally binding on such Party as of the Effective Date; the execution and performance of this Agreement and its Schedules to which it is a party does not violate its Articles of Association or the provisions of any contracts, agreements or other legal documents to which it is a party; and

(3)	No lawsuit, arbitration or other legal or administrative proceeding is pending or threatened against it that would affect its ability to perform its obligations under this Agreement.
5.2	The Existing Shareholders hereby jointly represent and warrant to BMP that, on the date hereof:
(1)	The Company is legally incorporated and duly existing under PRC law, having all powers and government authorization, permits, consents and approvals which are required for it to carry out its current business, which will not be terminated or prejudiced or may be terminated due to the transactions hereunder;

(2)	The Existing Shareholders are the legal owners of the equity interest respectively held by them. Such equity interest shall be free of any security interest or any third party dispute;

(3)	Except expressly provided in this Agreement, the execution and performance of this Agreement shall not be subject to any government approval, verification or filling requirement, nor requiring any consent, permit or approval of any third party;

(4)	As of the date hereof, the aggregate principal amount and accrued interest owed by the Company to Shenglongda and RHIT or any of their affiliates see the a detailed list of which is attached hereto as Schedule 2. Except for such principal and interest, the Company shall have no further monetary obligations to Shenglongda and RHIT or any of their affiliates. “Affiliate” in the Agreement means (i) any entity that, directly or indirectly through one or more intermediaries, controls any of Shenglongda or RHIT or is controlled by Shenglongda or RHIT or controlled by the same one or more intermediaries as Shenglongda or RHIT does, and (ii) any entity in which Shenglongda or RHIT has an equity interest greater than 10%(inclusive).

(5)	Except as set forth in Schedule 3, the Company does not owe any principal amount and/or accrued interest to any third party other than those arising from normal business transaction.

(6)	The number of the existing employees of the Company is fifty-eight (58), among which, thirteen (13) are retirees engaged as per respective service agreement; nine (9) are dispatched by Shanghai Pharmaceutical Human Resource Co. Ltd. in accordance with a labour service agreement entered into by and between the Company and Shanghai Pharmaceutical Human Resource Co. Ltd. The Company has entered into labor contracts with the rest thirty-six (36) employees. Except for salary, social insurance, economic compensation (if any) and service fee which are stipulated in relevant labour contracts, service agreement and disclosed in Schedule 4, the Company has no monetary obligations to current employees.

(7)	There are no pending or threatened labour disputes between the Company and its existing employees and those who used to be employed by the Company. And there exist no situations which may give rise to labour disputes. The Company has no monetary obligations to any former employees of the Company which have been terminated and such employees have no legal right which would require the Company to rehire such former employees.

(8)	Materials provided to BMP by Shenglongda and RHIT directly or via the Company (list of which is attached hereto as Schedule 4) are true, accurate and complete. Such materials truly and fairly reflect the whole assets, actual and contingent liabilities of the Company as of the date related thereto including all provisions, tax and social welfare, financial situation of the Company on relevant date and operation results of relevant periods. Such materials have accurately reflected and disclosed all particular items. There exist no other rights or liabilities (including any contingent liabilities), except for those which have been disclosed in this Agreement including the Schedules hereto;

(9)	There exists no pending or threatened lawsuit, arbitration, and administrative proceedings against the Company. And the Company has not incurred any events prior to the date hereof which may give rise to any such lawsuit, arbitration or administrative proceedings;

(10)	The Company shall maintain stability of its current management and key employees;

(11)	The Company has been operating lawfully since its incorporation and there has been no material violation of law;

(12)	The person who executes this Agreement for and on behalf of Shenglongda and RHIT shall be the legal representative or the duly authorized representative, and has full right to execute this Agreement on behalf of Shenglongda and RHIT.
5.3	Shenglongda hereby undertakes to BMP that, during the business term of the Company, under the same conditions, the Company shall have priority in distributing the medical products manufactured by Shenglongda or other third party at the authorization of Shenglongda.

5.4	BMP hereby represents and warrants to the Existing Shareholders that, as the date hereof:
(1)	BMP is legally incorporated and duly existing under the law of Delaware, having all powers and government authorization, permit, consent and approval which are required for it to carry out its current business, which will not be terminated or may be terminated due to the transactions hereunder;

(2)	The person who executes this Agreement for and on behalf of BMP shall be the legal representative of BMP or his/her authorized representative, and has right to execute this Agreement on behalf of BMP.
5.5	The Parties confirm that the execution and performance of this Agreement by any Party is in reliance on the above representations and warranties. Each and every representation and warranty under Article 5 shall be deemed as being restated on the date of the satisfaction of the conditions of Article 2.1 and the payment date set out in Article 3. Should any Party find any change with respect to the above prior to such dates, it shall promptly inform the other Party in writing. Except otherwise provided herein, the Parties shall negotiate to find solution.
Article 6 Effectiveness and Termination
6.1	Effectiveness

This Agreement shall be formed upon the signing by the legal representatives or the authorized representatives of the Parties (where Yiliang Lou is concerned, he himself or his authorized representative) and being affixed with the official chops of Shenglongda and RHIT and the duly execution of the following documents, and become effective when the Examination and Approval Authority approve the share transfer and the capital increase hereunder and the following documents (the “Effective Date”).
(1)	BMP and the Existing Shareholders have entered into Joint Venture Contract with respect to the Company on the date hereof;

(2)	BMP and the Existing Shareholders have entered into the revised and restated Articles of Association of Shanghai Rongheng Pharmaceutical Co. Ltd on the date hereof.
6.2	Termination

This Agreement may be terminated if any of the following situations occurs:
(1)	If the other conditions set out in Article 2.1 hereof have not been satisfied within six (6) months after the date hereof, either party has the right to terminate this Agreement or extend such period but it shall take the consent of the other parties to extend such period;

(2)	Should either Party breach its representation, warranties and any undertakings herein and fail to cure such breach within thirty (30) days after the notification by the other Party, the non-breaching Party shall be entitled to terminate this Agreement; or

(3)	Other situations expressly provided herein or agreed by the Parties
6.3	Should the Agreement be terminated pursuant to Article 6.2 due to any reasons which is not attributable to BMP’s fault, Shenglongda shall return to BMP any amount BMP has paid within five (5) working days from the termination date, including the interest calculated at the prevailing deposit interest rate with the same tenure pronounced by the People’s Bank of China. The Warranty Deposit provided by BMP as per Article 2.4 hereunder shall be refunded to BMP promptly. And the Parties shall take all necessary measures, including but not limited to approving the capital reduction of the Company, arranging the refund by the subsidiary of RHIT to the Company of the amount repaid by the Company by means of shareholder’s loan provided by BMP and the prompt repayment of such shareholder’s loan by the Company to BMP, both the principal and the interest due and payable.

Should the Agreement be terminated due to any reasons attributable to BMP’s fault, the Warranty Deposit provided by BMP as per Article 2.4 hereunder shall be remitted into an account designated by Shenglongda as liquidated damages in accordance with the agreed procedures, and BMP shall return the transferred equity interest to Shenlongda.
Article 7 Force Majeure
Neither party shall be held liable in the event this Agreement is suspended, in part or in whole, due to force majeure. The party such affected shall notify the other party in writing within seventy-two (72) hours as of the happening of the force majeure event, and provide the other party relevant evidencing documents issued by related government departments within seven (7) days as of the happening of the force majeure event. Where the force majeure event has lasted for ninety (90) days, the Parties shall negotiate on the performance of this Agreement, including whether to terminate this Agreement. The Parties agree that, for the purpose of this Agreement, any significant adverse change to the business financial and/or operation of the Company caused or to be caused by change of law shall be recognized as one type of force majeure.
Article 8 Breach of Contract
Subject to other provisions of this Agreement, one Party shall be deemed to have violated this Agreement if it fails to fulfill any obligations under this Agreement, or any of its representations or warranties under this Agreement is proved to be untrue or materially incorrect. The breaching Party shall correct its violation at its own cost within the period required by the other Party in the breaching notice, in no event more than thirty (30)

days since it receives such notice from the other Party.
Except for the other remedies provided in this Agreement, should the violation have not been corrected within the above-mentioned period, the non-breaching Party, BMP in the case any of the Existing Shareholders breaks this Agreement; or any of the Existing Shareholders in the case BMP breaks this Agreement, shall have the right to terminate this Agreement and the Party at default shall compensate the other Party all economic losses incurred from or suffered due to such violation. The losses will include but not limited to all costs arising from the execution of this Agreement and the arbitration cost, legal fee, identification fee, travelling allowances and communication fee related to requiring the party at default for performance and claiming for liquidated damages.
Article 9 Settlement of Dispute
9.1	Friendly Consultations

In the event of any dispute, controversy or claim (collectively, “Dispute”) arising out of or relating to this Agreement, the Parties shall attempt in the first instance to resolve such Dispute through friendly consultations.

9.2	Arbitration

(1)	If the Dispute is not resolved by friendly consultations within thirty (30) days after the commencement of such friendly consultations, then at any time either party may submit the Dispute to China International Economic and Trade Arbitration commission.

(2)	The place of arbitration shall be Beijing and the arbitration shall be conducted in Chinese.

(3)	The arbitration award shall be final and binding on both Parties, and both parties agree to be bound thereby and to act accordingly.

(4)	The costs of arbitration shall be borne by the Party or Parties as designated in the arbitration award.

9.3	Continuing Rights and Obligations

When any Dispute occurs and is the subject of friendly consultations, joint conciliation or arbitration, the Parties shall continue to exercise their remaining respective rights, and fulfil their remaining respective obligations under this Agreement, except in respect of those matters under Dispute.

Article 10 Governing Law
The validity, interpretation and implementation of this Agreement and dispute resolution shall be governed by the laws of the PRC which are published and publicly available.
Article 11 Notice
Any notice or written communication in connection with this Agreement by any Party to the other shall be made in both Chinese and English by courier service or by facsimile. The date of receipt of a notice or communication hereunder shall be deemed to be seven (7) working days after the letter is given to the courier service in the case of a courier service delivered letter and two (2) working days after successful dispatch in the case of a facsimile. All notices and communications shall be sent to the address set forth below, until the same is changed by notice given in writing to the other Party:
          Shenglongda :
Shanghai CAS Shenglongda Biotech (Group) Co., Ltd
Third Floor, No. 51, Chaobao Road, Shanghai
Postcode: 200233
Attention: Minqi feng
Tele: 021-54485473
Fax: 021-54485474
          RHIT
Shanghai Rongheng International Trade Co., Ltd. of Orient International (Holding)Co.
2-3 floors, Xiangcheng Lu No. 58, Pudong New District
Postcode: 200122
Attention: Haoran Li
Tele: 021-50588272
Fax: 021-50589857
          Yiliang Lou
[                                                                                                         ]
Tele:
Fax:

          BMP:
Beijing Med-Pharm Corporation
  1908,Kuntai international Mansion No.B.12 Chaowai street,chaoyang distrit,Beijing,China
Attention: Xiaoguang,Wang
Tele: 010-58797711
Fax: 010-58797704
Article 12 Miscellaneous Provisions
12.1	Neither Party may assign its rights and /or obligations under this Agreement without the written consent of the other Parties.
12.2	This Agreement is executed in Chinese and English, each in eight (8) originals. Both language versions shall be equally authentic.
12.3	Unless otherwise provided in this Agreement, if any provision hereof is determined to be illegal or unenforceable, the invalid provisions shall be deemed deleted without affecting the remaining provisions of this Agreement. The Parties shall attempt to replace the invalid provisions with valid provisions as closely aligned with the original intent of the Parties as possible.
12.4	This Agreement including the Schedules hereof constitutes the entire agreement between the Parties with respect to the subject matter hereof, supersedes any prior expression of intent or understanding relating hereto and may only be modified or amended by a written instrument signed by the authorized representatives of the Parties.
IN WITNESS WHEREOF, the Parties hereto have entered into this Agreement on the date first set forth above.

Signature Page:

Shanghai CAS Shenglongda Biotech (Group) Co., Ltd

Shanghai Rongheng International Trade Co., Ltd. of Orient International
(Holding) Co.

Yiliang Lou

Beijing Med-Pharm Corporation